UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

                      PositiveID Corporation                   .
(Name of Issuer)

                                         Common Stock - $0.01 par value                              .
(Title of Class of Securities)

                                                       73740J 100                                                      .
(CUSIP Number)

Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
                                                561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                           January 3, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	6

1	NAMES OF REPORTING PERSONS Scott R. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		6,661,081
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,874,008
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,661,081
WITH	10	SHARED DISPOSITIVE POWER

		3,874,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,535,089
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	73740J 100	Page	3	of	6

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,785,008
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		2,785,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,785,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	73740J 100	Page	4	of	6

This Amendment No. 12 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, March 26, 2010, May 24, 2010, December 10, 2010, March 18, 2011, and December 30, 2011 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

On January 3, 2012, pursuant to an amended and restated employment, consulting and non-compete agreement between Scott R. Silverman and the Issuer, 2,468,118 shares from the PositiveID 2011 Stock Incentive Plan were issued to Mr. Silverman in exchange for services to be provided by Mr. Silverman under the amended and restated employment, consulting and non-compete agreement dated December 8, 2011.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

(a) –(b)

Scott R. Silverman

Mr. Silverman beneficially owns 10,535,089 Shares, representing 18.2% of the outstanding Shares, which includes 354,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Silverman has sole voting power and dispositive power over 6,661,081 Shares held directly by Mr. Silverman.

Mr. Silverman shares voting power and dispositive power over 3,874,008.  These Shares consist of (i) 1,089,000 Shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 2,785,008 Shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R.

R&R

R&R beneficially owns 2,785,008 Shares, representing 4.8% of the outstanding Shares.  Mr. Silverman, as the control person of R&R, may be deemed to share voting power and dispositive power with R&R over the 2,785,008 Shares.

(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. No other transactions involving the securities of the Issuer were effected by R&R or Mr. Silverman in the last 60 days.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman or R&R.

(e) R&R ceased to be the beneficial owner of more than 5% of the class of securities on January 3, 2012.

Page	5	of	6

Item 7. Material to be Filed as Exhibits.

1.
Amended and Restated Employment, Consulting and Non-Compete Agreement, dated December 8, 2011, between Scott R. Silverman and PositiveID Corporation (incorporated by reference to and included as part of Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 9, 2011).

CUSIP No.	73740J 100	Page	6	of	6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

/s/ Scott R. Silverman

Name: Scott R. Silverman